UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Banco Bradesco S.A. (“Bradesco") hereby informs its shareholders and the market in general that it has executed a nonbinding Memorandum of Understanding with Banco do Brasil S.A. ("BB"), Banco Santander (Brasil) S.A. ("Santander"), Caixa Econômica Federal ("CEF") and Itaú Unibanco S.A. (“Itaú Unibanco"), together, the “Parties ", aiming at creating a credit intelligence bureau ("CIB").

CIB will develop a database for the purpose of aggregating, reconciling, and handling registration and credit information, of individuals and legal entities that expressly authorize their inclusion in the database, as required by the applicable rules. Such activities will provide a greater exchange of information on such individuals and legal entities, providing the development and the achievement of greater efficiency in the management of credit, which might facilitate, for participants of the National Financial System and the other companies in the credit market, the granting of credit lines on a medium and long-term perspective.

CIB will be structured as a corporation and its control will be shared among the Parties, each of them will hold 20% of its capital stock. The board of directors of CIB will be composed of members nominated by the Parties and the executives will have exclusive dedication to the business, while preserving the independent management of CIB.

The technical operationalization of CIB will be held in conjunction with the LexisNexis Risk Solutions FL Inc., technical partner selected to develop and implement technological and analytical platform of CIB through service contract.

The completion of the operation is subject to execution of definitive contracts among the Parties, as well as the fulfillment of certain precedent conditions, including the approval of relevant regulatory authorities.

The creation of CIB reaffirms the confidence of the banks in the future of Brazil and in the credit market, creating conditions for a solid and sustainable market.

Cidade de Deus, Osasco, SP, January 21, 2016.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

Should  you  have  any  questions  or  require  further  information,  please  contact  Mr. Carlos  Wagner  Firetti,  phone  55 11 2194-0921, e-mail: 4823.firetti@bradesco.com.br; Mrs.  Ivani  Benazzi  de  Andrade,  phone  55 11 2194-0924, e-mail: 4823.ivani@bradesco.com.br;   or   Mr.   Carlos   Tsuyoshi   Yamashita,   phone   55 11 2194-0920, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 21, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.